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                       December 12, 2022

       Harry N. Vafias
       President and Chief Executive Officer
       Imperial Petroleum Inc./Marshall Islands
       331 Kifissias Avenue
       Erithrea14561
       Athens, Greece

                                                        Re: Imperial Petroleum
Inc./Marshall Islands
                                                            Registration
Statement on Form F-3
                                                            Filed December 2,
2022
                                                            File No. 333-268663

       Dear Harry N. Vafias:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Energy & Transportation
       cc:                                              Finn Murphy, Esq., of
Goodwin Procter LLP